EXHIBIT 99.1

SNDL Announces Leadership Transition for Cannabis Segment

EDMONTON, Alberta, March 30, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) announced today that Tyler Robson, President of Cannabis, has left the Company in order to pursue other opportunities. Ryan Hellard, SNDL’s current Chief Strategy Officer, will assume the role of Interim President of Cannabis. The Company wishes Mr. Robson success in his future endeavours.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com